December 3, 2012
Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Re: Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed on May 25, 2012
File No. 000-17948
Dear Mr. Krikorian:
On October 11, 2012, Electronic Arts Inc. (“EA” or the “Company”) submitted a letter in response to the comment letter dated September 27, 2012 received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K of the Company for its fiscal year ended March 31, 2012. On November 16, 2012, the Company received follow-up comments from the Staff via telephone conversation. The Staff requested the following information during the telephone conversation:

1.	Follow up to Response #9 - Confirm that EA will disclose the dollar amount of revenue attributed to any individual foreign countries that generated material revenue.

2.
Follow up to Responses #2 and #5 - For your online games, explain how fees paid to/retained by your third party platform operators/channel partners, specifically Sony, Microsoft, Nintendo, Facebook, Apple and Google, are accounted for and presented in your consolidated financial statements. Explain the considerations used to determine gross versus net revenue reporting pertaining to these arrangements.

The Company is submitting this letter in response to the Staff's comments received telephonically on November 16, 2012.

EA's Response:

1.
We confirm that in future filings we will disclose the dollar amount of revenue attributed to any individual foreign countries that generate material revenue. We refer the Staff to our Form 10-Q for the fiscal quarter ended September 30, 2012 filed on November 6, 2012, page 27, where we disclosed the dollar amount of revenue attributed to each individual foreign country that has material net revenue (i.e., greater than 10 percent) for the periods reported.

2.	EA distributes its digital products and services (“products”) to end customers through a variety of distribution channels. Examples of these include:

•	Console platform storefronts via third parties such as Microsoft's Xbox LIVE Marketplace, Sony's PlayStation Store, and Nintendo's Wii Shop Channel (“console storefronts”);

•	Mobile platform storefronts via third parties such as Apple's App Store and Google's Play Store (“mobile storefronts”); and

•	Internet-based web storefronts on social networking sites such as Facebook.

We assess reporting revenue gross versus net of platform processing fees for the above distribution channels based on the criteria set forth in ASC 605, “Revenue Recognition,” specifically subtopic 45 “Principal agent considerations.” As indicated in the accounting standard and related examples, there are several indicators for determining gross versus net revenue reporting. While we evaluate all the indicators outlined in the accounting standard, many of these indicators are either shared responsibilities between EA and the third party or are not applicable to the above mentioned distribution channels. Accordingly, and given it is considered a “strong” indicator, we focus our assessment primarily on whether EA is deemed to be the primary obligor. Factors that we consider when determining whether EA is deemed to be the primary obligor are (1) whether EA is selling directly to the end customer (i.e., whether the end customer is agreeing to EA's terms of sale), (2) whether EA is responsible for the fulfillment of the products with the end customer and (3) whether EA is responsible for processing returns from the end customer.

Third Party Console and Mobile Platform Storefronts

For EA sales through third party console and mobile platform storefronts, the third party is deemed to be the primary obligor based on the following factors:

1.
The end customer is making the purchase directly from the third party storefronts (including Microsoft's Xbox LIVE Marketplace, Sony's PlayStation Store, Nintendo's Wii Shop Channel, Apple's App Store and Google's Play Store). In each case, the end customer is agreeing to the third parties' terms of sale or terms of use for the applicable storefront, not EA's terms of sale.

2.	The fulfillment of the products to the end customer is the responsibility of the third party, not EA.

3.	Returns from the end customer are processed by the third party, not EA.

When evaluating the other indicators outlined in ASC 605-45, we did not identify any indicators of gross reporting except for pricing on mobile storefronts. For mobile storefronts, EA has latitude in establishing the retail price for our products. While this is an indicator of gross reporting, we do not believe it overcomes the primary obligor indicator discussed above that suggest net reporting is appropriate.

Based on the above, sales of EA products through console and mobile platform storefronts are reported net of third party fees.

Facebook's Internet-based Web Storefront

For EA's sales of services through Facebook, EA is deemed to be the primary obligor based on the following factors:

1.
The end customer is buying the services directly from EA's Internet-based web storefront. Facebook is simply providing an online payment infrastructure that enables developers to receive payments from users. The end customer is agreeing to EA's terms of sale.

2.	EA is responsible for fulfillment of the services to the end customer, not Facebook.

3.
Facebook provides a platform on which developers, such as EA, build applications (apps) and websites that integrate with Facebook. EA is responsible for delivering the application and related service directly to the end customers through EA's servers. This is different from console and mobile third parties where the third party is responsible for the delivery of the products or applications to the end customers, not EA.

4.	Returns from the end customer are generally processed by EA, not the third party.

We also considered who establishes retail price with the end customer. We note Facebook requires end customers to use Facebook Credits in order to purchase EA's services. Facebook Credits are the only means by which end customers can purchase services on EA's Internet-based web storefront on Facebook; however, Facebook does not establish the price of the services denominated in Facebook Credits. EA has full latitude to establish the price of its services. In other words, while Facebook controls the exchange rate of monetary currency (i.e., U.S. dollar, Euro, etc.) into Facebook Credits, EA determines the number of Facebook Credits required to purchase EA's services. In this case, Facebook acts as a payment processor similar to MasterCard or Visa. Therefore, EA has sole responsibility to establish price, another indicator of gross reporting.

Based on the above, EA reports revenue gross for sales through Facebook. Accordingly, EA reports 100 percent of the amount paid by the end customer as revenue and the fee that Facebook retains is recorded as a cost of revenue as payment processing fees.

***
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Morgan Youngwood
Securities and Exchange Commission

Blake Jorgenson
Stephen G. Bené
Electronic Arts Inc.

John Ebner
KPMG LLP